SHIN CORPORATION

[redacted]

08004386

RECEIVED

2008 AUG 18 P 2:11

SUPPL

August 14, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 061/2008**

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2008

Attachment: Submission of the Financial Statements for the second quarter of Year 2008 and Management's Discussion and Analysis for the second quarter of Year 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

PROCESSED
AUG 20 2008
THOMSON REUTERS

8/18

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2008

SH 061/2008

August 14, 2008

Subject: Notification of the Resolution of the Board of Directors' Meeting No. 6/2008 regarding the interim dividend payment for performance.

To: The President
The Stock Exchange of Thailand

Attachments: 1. Note to the interim dividend payment for performance from April 11, 2008 to August 13, 2008.
2. Interim financial statements to the cost method of accounting for the period April 11, 2008 to August 13, 2008.

The Board of Directors of Shin Corporation Public Company Limited (the "Company") in meeting no. 6/2008 held on Thursday August 14, 2008 at 2.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400, resolved the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 5/2008 held on May 14, 2008.
2. Approved the balance sheet, statement of income, and statement of cash flow for the second quarter of 2008 ending June 30, 2008.
3. Approved the interim dividend payment for the period April 11, 2008 to August 13, 2008 at the rate of Baht 1.15 per share (One baht fifteen satang) totalling Baht 3,681.3 million.

   The share register book to determine the rights of shareholders to receive dividends will be closed on August 29, 2008 at 12.00 p.m., and the dividend shall be distributed on September 11, 2008. Details are shown in Attachments 1 and 2
4. Approved the appointment of Mr. Wichai Kittiwittayakul to be Company Secretary. The Company Secretary's function is prescribed in order to be in line with Securities and Exchange Act (No. 4) B.E. 2551.

Attachment 1

Note to the interim dividend payment for performance from April 11, 2008 to August 13, 2008

1. The effect of change in accounting policy

Notification of the Federation of Accounting Professions No. 26/2549 dated October 11, 2006 and No. 32/2549 dated 3 November 2006 relates to the amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates". The notification requires the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in separate financial statements. Under the cost method of accounting, income from investments is recorded when dividends are declared instead of the share of net results from investments over the same period. The notification is mandatory from January 1, 2007. The Company has applied such method of accounting for investments in subsidiaries and associates and has also applied the same method for investments in joint ventures presented in company financial statements. Furthermore, the Company has applied retroactive adjustment. The change in accounting method impacts the separate financial statements only and does not impact the consolidated financial statements. As a result, the Company's retained earnings decreased significantly.

2. Dividend Policy

After the change in accounting policy, the dividend will be distributed according to the Company's performance using the cost method. This is to be in line with the Company's operations (as the holding company) whose major source of revenue is from received dividend. For the purpose of continuing to make regular dividend payments to shareholders, despite of the impact from the change in accounting policy, the Company has proposed the interim dividend payment following resolution on August 13, 2008 by the Board of Directors of ADVANC (in which SHIN holds a 42.67% stake (as of 4 August 2008)) who approved to pay dividends at the rate of Baht 3.00 per share. The Company's net profit for the period of April 11, 2008 to August 13, 2008 is Baht 3,759 million and retained earnings as at August 13, 2008 is Baht 4,138 million. The Board of Directors then considered the approval of the interim dividend payment from the Company's retained earnings at August 13, 2008. The interim financial statements according to the cost method of accounting (unaudited and unreviewed) are shown in Attachment 2.

3. Proposed interim dividend payment for performance from April 11, 2008 to August 13, 2008

As the Board of Directors of ADVANC passed a resolution on August 13, 2008 to approve the interim dividend payment of Baht 3.00 per share, SHIN realizes dividend income of Baht 3,791.14 million (1,263,712,000 shares at Baht 3 per share). Based on the Company's retained earnings as of August 13, 2008, the Company is able to pay the interim dividend.

As a result, the Company proposed to pay the interim dividend at Baht 1.15 per share to shareholders, totalling Baht 3,681.3 million. The Company will reserve the remaining cash for working capital.

Attachment 2

Shin Corporation Public Company Limited
Interim Financial Statements (Cost Method)

Unit : Baht million

(Unaudited & Unreviewed)

Statements of Income	For the period ended From 1 Jan - 10 Apr 2008 [1]	From 11 Apr - 13 Aug 2008 [2]
Revenues		
Dividends income	4,170	3,833
Other income	20	19
Total revenues	4,190	3,852
Expenses		
Selling and administrative expenses [3]	146	93
Net profit for the period	4,044	3,759
Earnings per share (Baht)	1.26	1.17

Balance Sheets	As at 10 Apr 2008 [1]	13 Aug 2008 [2]
Assets		
Cash and cash equivalents	2,552	1,681
Accrued dividend income	4,170	3,791
Investments in subsidiaries, associates and joint ventures	12,504	12,502
Other assets	104	110
Total assets	19,330	18,085
Liabilities and shareholders' equity		
Total liabilities	91	48
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	5,341	4,138
Total shareholders' equity	19,239	18,036
Total liabilities and shareholders' equity	19,330	18,085

Notes 1) This interim financial statement was proposed to the Annual General Meeting of Shareholders to approve the interim dividend payment on 22 April 2008

2) This interim financial statement has been prepared in order to propose to the Board of Directors meeting on 14 August 2008 to approve the interim dividend payment

3) Selling and admistrative expenses for the period 1 Jan - 10 Apr 2008 included impariment loss on investment of Baht 87 million.

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2008

SH 063/2008

August 14, 2008

Subject: Submission of reviewed financial statements for Quarter 2/2008

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 2/2008.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for Quarter 2/2008.

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 6/2008, held on August 14, 2008, approved the balance sheets, statements of income and cash flow statements for Quarter 2/2008, ended June 30, 2008. The Company would like to submit the copies of financial statements and clarify the operating results as follow.

The Company's operating results (Cost Method)

Baht million	Quarter 2/2008	Quarter 2/2007	% Change
Dividend	4,212.3	4,270.2	-1.4
Other income	14.7	7.3	101.4
Total revenue	4,227.0	4,277.5	-1.2
Less operating expenses (net)	64.6	152.1	57.5
Operating profit	4,162.4	4,125.6	0.9
Less impairment loss on investment	-	1,830.0	n/a
Gain on sale of joint venture	-	271.0	n/a
Net profit	**4,162.4**	**2,566.4**	**62.2**

The Company had a net profit of 4,162.4 million baht under the cost method in Quarter 2/2008, an increase from the net profit of 2,566.4 million baht in Quarter 2/2007, which include an impairment loss in Capital OK Co., Ltd. (OK) of 1,830.0 million baht.

Consolidated operating results

The consolidated net profit attributable to the Company for Quarter 2/2008 was 2,683.7 million baht, improved by 124.6% from net profit of 1,194.7 million baht in the same period of last year.

Baht million	Quarter 2/2008	Quarter 2/2007	% increase (decrease)
Shin Corporation Plc. and others	-41.4	-137.2	69.1
Gain on sale of joint venture	-	406.8	n/a
Local wireless telecommunications (ADVANC)	2,955.1	1,596.7	85.1
Satellite & International business (THCOM)	-116.1	-28.8	303.1
Media & Advertising business	-113.8	-70.5	61.4
Consumer finance business	-	-548.8	n/a
Airless business	-	-23.5	n/a
Net profit	**2,683.7**	**1,194.7**	**124.6**

1. In Quarter 2/2008, the share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) increased by 85%. This was mainly due to a gain from debt haircut after the dispute settlement between Digital Phone Co., Ltd., a subsidiary of ADVANC, and Total Access Communication Plc. recorded in this quarter, lower marketing spending and bad debt provision, and no amortization of goodwill.
2. The Satellite & International business contributed an increase in net loss in Quarter 2/2008 due to there was the foreign exchange loss in this quarter of 436.9 million baht as a result of the depreciation of Baht against the U.S. dollar, while, in quarter 1/2008, there was foreign exchange gain of 190.2 million baht from the appreciation of Baht.
3. The Media & Advertising business reported a loss of 113.8 million baht, mainly due to an accrued interest payable on unpaid concession of ITV Plc.
4. The Consumer Finance business, there was no loss contribution from OK in Quarter 2/2008, because this investment was divested in December 2007. In Quarter 2/2007, the Company recorded a loss from this business totaling 548.8 million baht.
5. In Quarter 2/2007, the Company divested the investment in Asia Aviation Co., Ltd., with gain on sale of 406.8 million baht.

Prequalification Core Issues ประกอบด้วย:

1 มีสถานะบุคคลตามกฎหมาย

- บุคคลธรรมดาสัญชาติไทย และมีคุณสมบัติตามที่กำหนดไว้ใน พรบ ประกอบกิจฯ
- นิติบุคคลไทย -> จดทะเบียนในประเทศไทย โดยกรมพัฒนาธุรกิจการค้า (DBD) ต้องเป็นผู้ออกหนังสือรับรองความเป็นไทย

  -> มีคุณสมบัติตามที่กำหนดไว้ใน พรบ ประกอบกิจฯ ซึ่งต้องไม่มีลักษณะตามพรบ การประกอบกิจการของคนต่างด้าว

  -> หากเป็นบมจ. ต้องปฏิบัติตามกฎ ระเบียบของ พรบ หลักทรัพย์ และตลาดหลักทรัพย์ทั้งหมด

  -> JV จึงไม่สามารถขอยื่นได้ เนื่องจากไม่มีสถานะเป็นนิติบุคคลตามกฎหมาย

2.มีสถานภาพทางการเงินที่มั่นคงเพียงพอ

- ต้องมีความสามารถในการจ่ายราคาขั้นต่ำ (Reserve Price)

3. สามารถเปิดเผยรายละเอียดความเป็นเจ้าของ การควบคุม และผู้เกี่ยวข้องของบริษัท

เหตุผล เพื่อไม่ให้มีการฮั้วหรือ ทำให้ผู้ร่วมประมูลรายใดรายหนึ่งมีสิทธิในการประมูลมากกว่ารายอื่น และเพื่อมิให้ Thai Mobile และผู้เกี่ยวข้องเข้าร่วมประมูลอีก

- Existing Assignment ได้แก่ บุคคลที่มีส่วนได้เสียในการให้บริการ IMT 2000 ทั้งสิ้น เช่น เจ้าของ ผู้ได้รับสัมปทาน กิจการร่วมค้า ผู้ได้รับประโยชน์ และ successors in interest เป็นต้น
- Related Parties มีหลัก 3 ข้อในการดูถึงความสัมพันธ์
  ก. ownership control ดูว่ามี ownership stake ที่มีความสำคัญตั้งแต่ 10% ขึ้นไปหรือมากกว่าหรือไม่
  ข. management control
  ค. informal relationship เช่น บุคคลในครอบครัวเดียวกันเกี่ยวข้องกับการยื่นประมูลหลายใบ

ประเด็นเรื่องนิติบุคคลไทย

ตามมาตรา 8(1) ของพรบ.การประกอบกิจการโทรคมนาคม พ.ศ.2544 ซึ่งแก้ไขเมื่อปี พ.ศ. 2549 กำหนดให้ผู้ขอรับใบอนุญาตแบบที่สองและแบบที่สาม ต้องมิใช่เป็นคนต่างด้าวตามกฎหมายว่าด้วยการประกอบธุรกิจของคนต่างด้าว

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunication which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" (Formerly Shin Satellite Public Company Limited) and its joint venture who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and others which primarily through CS Loxinfo Public Company Limited "CSL"

Our consolidated profit attributable to equity of the Company for the six months ended June 30, 2008 was Baht 4,487.3 million based upon total consolidated revenue of Baht 9,446.8 million while the profit for the three months ended June 30, 2008 was Baht 2,683.7 million based upon total revenue of Baht 5,089.0 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three months ended June 30, 2008, was Baht 2,955.2 million, contributed 58.1% of our total consolidated revenue and contributed 110.1% of our consolidated net profit. For the six months ended June 30, 2008, our share of the net profits of AIS Group was Baht 4,981.6 million, contributed 52.7% of our total consolidated revenue and contributed 111.0% of our consolidated net profit. For a discussion and analysis of the results of operations of AIS Group, see "MD&A of AIS" below.

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office (PMO) revoked ITV's concession to operate and ITV ceased its television broadcasting operations. As a result from the revocation, the revenue of media and advertising businesses for the three months and six months period ended June 30, 2008 decreased when compared to the same periods last year. ITV is awaiting to hear the arbitral award ruling regarding this matter, which cannot be predicted. For the purposes of a discussion on our historical financial statements, we have included a discussion of ITV in the following discussion.

Prior to June 21, 2007, Asia Aviasion Co., Ltd. (AA) had a joint venture called Thai AirAsia which provided low-cost airline services from Bangkok to various domestic and international destinations and, prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases. We sold our interests in AA on June 21, 2007 and in Capital OK on December 7, 2007. Thus, these two businesses have been excluded from the consolidated financial statements for the three months and six months ended June 30, 2008.

Company Operations (Cost Method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	Three Months Ended						Six Months Ended			
	June 30, 2008		March 31, 2008		June 30, 2007		June 30, 2008		June 30, 2007	
	(in millions of Baht)						(in millions of Baht)			
Dividends income	4,212.3	99.7%	-	-	4,207.2	93.9%	4,212.3	99.2%	4,270.2	93.7%
Gain from sale investment	-		-	-	271.0	6.0%	-	-	271.0	6.0%
Other income	14.7	0.3%	18.3	100.0%	7.3	0.2%	32.9	0.8%	15.6	0.3%
Total revenues	4,227.0	100.0%	18.3	100.0%	4,548.5	100.0%	4,245.2	100.0%	4,556.8	100.0%
Selling and administrative expenses	61.2	1.4%	49.7	271.0%	148.5	3.3%	110.9	2.6%	221.6	4.9%
Impairment loss on investments in a subsidiary and a joint venture	-	-	87.0	475.4%	1,830.0	40.2%	86.9	2.0%	2,936.1	64.4%
Directors' remuneration	3.4	0.1%	4.4	24.0%	3.6	0.1%	7.8	0.2%	7.0	0.2%
Total expenses	64.6	1.5%	141.1	770.5%	1,982.1	43.6%	205.6	4.8%	3,164.7	69.5%
Profit (loss) before interest	4,162.4	98.5%	(122.8)	670.5%	2,566.4	56.4%	4,039.6	95.2%	1,392.1	30.5%
Interest expenses	-		-	-	-	-	-	-	(2.1)	-
Net Profit (loss) for the period	4,162.4	98.5%	(122.8)	670.5%	2,566.4	56.4%	4,039.6	95.2%	1,390.0	30.5%

0.

Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenues by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our interim consolidated financial statements.

	Three Months Ended						Six Months Ended			
	June 30, 2008		March 31, 2008		June 30, 2007		June 30, 2008		June 30, 2007	
	(in millions of Baht)						(in millions of Baht)			
Revenue:										
Revenues from sales and services:										
- Telephone network in foreign entities (other than AIS)	455.4	8.9%	423.0	8.8%	694.4	13.6%	878.4	9.3%	1,339.4	13.1%
- Satellite	1,066.4	21.0%	1,369.7	28.6%	1,084.0	21.2%	2,436.1	25.8%	2,161.1	21.1%
- Media and advertising	388.7	7.6%	325.2	6.8%	436.6	8.5%	713.9	7.6%	1,144.8	11.2%
- Consumer finance	-	-	-	-	362.6	7.1%	-	-	830.5	8.1%
- Low-cost airline	-	-	-	-	243.4	4.8%	-	-	502.1	4.9%
- Others*	160.2	3.1%	80.8	1.7%	19.8	0.4%	241.0	2.6%	(72.8)	(0.7)%
Total revenues from sales and services	2,070.7	40.7%	2,198.7	45.9%	2,840.8	55.5%	4,269.4	45.2%	5,905.1	57.6%
Gain from sale a joint venture	-	-	-	-	406.8	8.0%	-	-	406.8	4.0%
Gain on foreign exchange rate	-	-	490.7	10.2%	190.2	3.7%	53.8	0.6%	624.8	6.1%
Other incomes	42.6	0.8%	52.2	1.1%	52.3	1.0%	94.8	1.0%	108.5	1.1%
Share of profits from investments - equity method:										
- AIS (local wireless telecommunication)	2,955.2	58.1%	2,026.4	42.3%	1,596.7	31.2%	4,981.6	52.7%	3,152.3	30.7%
- Other	20.5	0.4%	26.7	0.6%	29.9	0.6%	47.2	0.5%	58.1	0.6%
Total share of net results from investments—equity method	2,975.7	58.5%	2,053.1	42.8%	1,626.6	31.8%	5,028.8	53.2%	3,210.4	31.3%
Total revenue	5,089.0	100.0%	4,794.7	100.0%	5,116.7	100.0%	9,446.8	100.0%	10,255.6	100.0%
Expenses:										
Costs of sales and services	1,503.8	29.6%	1,800.1	37.5%	2,072.5	40.5%	3,303.9	35.0%	4,158.5	40.5%
Concession fees	120.1	2.4%	110.5	2.3%	126.4	2.5%	230.6	2.4%	251.3	2.5%
Loss on provision for unpaid concession fee and interest	107.7	2.1%	107.8	2.2%	82.7	1.6%	215.5	2.3%	345.2	3.4%
Selling and administrative expenses	400.6	7.9%	553.1	11.5%	1,207.6	23.6%	953.8	10.1%	2,877.7	28.1%
Loss on foreign exchange rate	436.9	8.6%	-	-	-	-	-	-	-	-
Impairment loss on goodwill and investment in a subsidiary and a joint venture	-	-	60.2	1.3%	-	-	60.1	0.6%	447.0	4.4%
Impairment loss on concession assets	-	-	-	-	-	-	-	-	1,972.8	19.2%
Directors' remuneration	6.1	0.1%	7.5	0.2%	6.3	0.1%	13.6	0.1%	12.2	0.1%
Total expenses	2,575.2	50.6%	2,639.2	55.0%	3,495.5	68.3%	4,777.5	50.6%	10,064.7	98.1%
Profit before interest and tax	2,513.8	49.4%	2,155.5	45.0%	1,621.2	31.7%	4,669.3	49.4%	190.9	1.9%
Interest expenses	(107.4)	(2.1)%	(135.5)	(2.8)%	(339.0)	(6.6)%	(242.9)	(2.6)%	(708.0)	(6.9)%
Income tax	113.4	2.2%	(70.4)	(1.5)%	(135.6)	(2.7)%	43.0	0.5%	(236.5)	(2.3)%
Profit before minority interests	2,519.8	49.5%	1,949.6	40.7%	1,146.6	22.4%	4,469.4	47.3%	(753.6)	(7.3)%
Attributable to:										
Equity holders of the Company	2,683.7	52.7%	1,803.6	37.6%	1,194.7	23.3%	4,487.3	47.5%	(524.1)	(5.1)%
Minority interests	(163.9)	(3.2)%	146.0	(3.0)%	(48.1)	(0.9)%	(17.9)	(0.2)%	(229.5)	(2.2)%
Net profit for the period	2,519.8	49.5%	1,949.6	40.7%	1,146.6	22.4%	4,469.4	47.3%	(753.6)	(7.3)%

Remark * Includes Internet, information technology businesses and consolidation eliminations

Share of Profits from Investment—Equity Method. Our share of profits from investments, using the equity method increased 44.9% from Baht 2,053.1 million in 1Q08 to Baht 2,975.7 million in 2Q08 and increased 82.9% from Baht 1,626.6 million in 2Q07, of which was mainly contributed from AIS Group.

For the standalone financial statement of AIS Group, the profit was Baht 6,332.6 million, increased 23.6% q-o-q and 72.9% y-o-y. In this quarter, there were gain from debt haircut after the dispute settlement between Digital Phone Company Limited "DPC", a subsidiary of AIS, and Total Access Communication Public Company Limited "DTAC" and lower bad debt provision as a result of the conservative credit policy in screening new postpaid subscribers in this quarter. However, the service revenue decreased q-o-q as lower-tourist season, which caused IDD calls and international roaming to slow down. When compared to 2Q07, apart from the aforementioned of gain from debt haircut, AIS Group had less marketing spending, lower bad debt provision and no amortization of goodwill. In addition, the revenue increased following the strong growth in prepaid subscribers, continued usage and penetration in non-voice, and higher contribution from international calls. However, the mentioned net profit of AIS Group was not included derivative adjustment that we had adjusted to our share of profits from investment in AIS. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses slightly decreased from Baht 2,639.2 million in 1Q08 to Baht 2,575.2 million in 2Q08 and decreased 26.3% from Baht 3,495.5 million, mainly from the decrease in cost of sales and services, selling and administrative expenses but offset with the increase in loss on foreign exchange rate.

Cost of Sales and Services. Cost of sales and services decreased 16.5% from Baht 1,800.1 million in 1Q08 to Baht 1,503.8 million in 2Q08, mainly, as a result of cost related to satellite business. When compared to 2Q07, the costs decreased 27.4% from Baht 2,072.5 million primarily due to the sale of our interests in AA and CapitalOK and the cost decreased from satellite, telephone network in foreign countries and advertising businesses.

Concession Fees. Concession fees, solely from satellite and international businesses, slightly change at Baht 120.1 million in 2Q08 compared to Baht 110.5 million in 1Q08 and Baht 126.4 million in 2Q07.

Loss on provision for Unpaid Concession fee and Interest. The loss on provision for unpaid concession fee and interest remained stable at Baht 107.7 million but increased 30.2% from 2Q07.

Selling and Administrative Expenses. Our selling and administrative expenses decreased by 27.6% q-o-q from Baht 553.1 million in 1Q08 to Baht 400.6 million in 2Q08, primarily due to the decrease of selling and administrative expenses from the sale of our interest in PSC, the consultant fee related to the debt rescheduling of satellite business. In addition, such expenses of 2Q08 decreased 66.8% in 2Q07 as a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007, the decrease in selling and administrative expenses of telecommunication business in foreign entities as a result from the sale partial of our interest in SHEN, the decrease in the consultant fee related to the debt rescheduling of satellite business.

Impairment loss on goodwill, investment and provision liability. In 1Q08, we recorded an impairment loss of Baht 60.2 million on our interest in PSC.

Profit before Interest and Tax

As a result of the foregoing, the profit before interest and tax improved 16.6% q-o-q and 55.1% y-o-y from Baht 2,155.5 million in 1Q08 and from Baht 1,621.2 million in 2Q07 to Baht 2,513.8 million in 2Q08.

Satellite. Revenue from our satellite business increased by 12.7% from Baht 2,161.1 million in 6M07 to Baht 2,436.1 million in 6M08, primarily because of the increase in revenue from transponder lease on IPSTAR and from higher sale of UT.

Media and advertising. Revenues from our media and advertising segment decreased by 37.6% from Baht 1,144.8 million in 6M07 to Baht 713.9 million in 6M08, primarily due to the cessation of ITV's television broadcasting concession following the revocation of its concession agreement on March 7, 2007 and the expropriation of its broadcasting assets. The revenue from Matchbox decreased as a result from less spending in marketing expenses of its customers.

Consumer finance and Airline. Following the sale of our interests in AA in June 2007 and Capital OK in December 2007, our revenues from low-cost airline and consumer finance businesses are no longer included in our consolidated financial statement.

Gain from sale on a joint venture. Gain from sale on a joint venture in the amount of Baht 406.8 million was from the sale of our investment in AA that was sold in June 2007.

Gain on foreign exchange rate. Gain from foreign exchange rate decreased by 91.4% from Baht 624.8 million in 6M07 to Baht 53.8 million in 6M08. This can be attributed to the lower appreciation of the Baht against the U.S. dollar in this period compared with the higher appreciation of the Baht against the U.S. dollar in this period last year.

Share of Profits from Investment—Equity Method. Our share of profits from investments, using the equity method increased 56.6% from Baht 3,210.4 million in 6M07 to Baht 5,028.8 million in 6M08. The share of profits from investment was mainly contributed from AIS Group.

In 6M08, the profit of standalone AIS Group was Baht 11,456.3 million compared to Baht 7,647.2 million in 6M07. Apart from a gain from debt haircut after the dispute settlement between DPC and DTAC in 2Q08, as mentioned above, there was the increase in service revenue as a result of strong growth in prepaid subscribers, revenue from international roaming and IDD. In addition, in 6M08, the selling and administrative expenses was lower as less marketing expenses, lower bad debt provision and the discontinuance of amortizing goodwill. However, the mentioned net profit of AIS Group was not included derivative adjustment that we had adjusted to our share of profits from investment in AIS. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses decreased by 52.5% from Baht 10,064.7 million in 6M07 to Baht 4,777.5 million in 6M08, primarily from the divestment of consumer finance and low-cost airline businesses, the cessation of ITV's television broadcasting business and the impairment loss on concession assets in 6M07 from our media and advertising business.

Cost of Sales and Services. Cost of sales and services decreased by 20.6% from Baht 4,158.5 million in 6M07 to Baht 3,303.9 million in 6M08, primarily due to the sale of our interests in AA and Capital OK, and the cessation of ITV's television broadcasting business. Also, cost of sales and services decreased from telephone network in foreign entities as the sale partial of our interest in SHEN, as mentioned above, and advertising business.

Concession Fees. Concession fees, solely from satellite and international businesses, relatively stable at Baht 230.6 million in 6M08 compared to Baht 251.3 million in 6M07.

Loss on provision for Unpaid Concession fee and Interest. The loss on provision for unpaid concession fee and interest decreased by 37.6% from Baht 345.2 million in 6M07 to Baht 215.5 million in 6M08. This was primarily because, in 6M07, ITV had the unpaid concession recorded before the revocation in March 7, 2007 in the amount of Baht 180.9 million.

Selling and Administrative Expenses. Our selling and administrative expenses decreased by 66.9% from Baht 2,877.7 million in 6M07 to Baht 953.8 million in 6M08, primarily due to a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007 and the decrease in selling and administrative expenses at ITV following the cessation of its business in March.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	June 30, 2008		December 31, 2007	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents	4,650.5	7.0%	6,446.7	9.6%
Other current assets	2,842.4	4.3%	2,629.0	3.9%
Investments in associates	33,330.0	50.5%	32,690.7	48.6%
Property and equipment under concession agreements, net	17,929.5	27.2%	18,776.4	27.9%
Other assets	7,273.9	11.0%	6,724.0	10.0%
Total assets	66,026.3	100.0%	67,266.8	100.0%
Total current liabilities	7,781.5	11.8%	8,631.9	12.8%
Long-term borrows	7,605.0	11.5%	8,453.6	12.6%
Other liabilities	1,149.9	1.7%	459.9	0.7%
Total liabilities	16,536.4	25.0%	17,545.4	26.1%
Total shareholders' equity	49,489.9	75.0%	49,721.4	73.9%
Total liabilities and shareholders' equity	66,026.3	100.0%	67,266.8	100.0%

Assets

The cash & cash equivalents dropped 27.9% from December 31, 2007 to Baht 4,650.5 million in June 30, 2008, mainly due to our payment of dividend and the repayment of loans in satellite business. The investment in associates increased 2.0%, mainly from the investment in AIS as its operation results increased. Consolidated property and equipment under concession agreements dropped 4.5% as the depreciation and amortization related to our satellite business.

Liabilities

As at June 30, 2008, the consolidated liabilities dropped 5.8% mainly due to the repayment of outstanding loans and income tax payable in satellite business.

Shareholders' equity

The consolidated shareholders' equity slightly decreased from December 31, 2007, due to the net profit of Baht 4,487.3 million but offset with our dividend paid Baht 4,961.6 million.

Cash Flow

The following table summarizes our consolidated cash flows for the periods indicated:

	Six Months Ended June 30,	
	2008	2007
	(in millions of Baht)	
Net cash (used in) provided by operating activities	(128.2)	2,921.9
Net cash provided by investing activities	3,792.9	4,468.6
Net cash used in financing activities	(5,446.3)	(7,279.6)
Net increase (decrease) in cash and cash equivalents	(1,781.6)	110.9
Cash and cash equivalents at beginning of period	6,446.7	5,571.8
Effects of exchange rate changes on balance held in foreign currencies	(14.6)	-
Cash and cash equivalents at end of period	4,650.5	5,682.7

In 6M08, consolidated cash and cash equivalents decreased Baht 1,781.6 million to Baht 4,650.5 million while in 6M07, the cash and cash equivalents increased Baht 110.9 million from the end of the year 2006.

■ OPERATIONAL HIGHLIGHTS ■

- Subscriber reached 26m with net additions of 877k in 2Q08
- ARPU slightly declined q-o-q on seasonality while MOU remained stable
- RPM continued downward trend from buffet promotion

Subscribers as of 2Q08 grew 3.5% q-o-q and 14.4% y-o-y to 26m with net additions of 877k. The growth was mainly driven by upcountry penetration. Prepaid net additions continued to be strong with the churn rate of 4.5% while postpaid subscribers remain solid with stable churn rate of 1.9%.

Prepaid net additions were 862k for the quarter, compared to 943k in 1Q08. While new acquisition continued to be strong with improved quality, churn rate slightly increased to 4.5%, compared to 4.4% in 1Q08, reflecting reduced number of multiple SIMs. The seasonal softness has been reflected in all segments, thus ARPU excl. IC declined by 0.9% q-o-q. However, MOU continued to increase 2.3% q-o-q from the continued subscriber sign-up onto buffet plan. As a result, RPM declined to Bt0.86 from Bt0.89 in 1Q08. On y-o-y basis, ARPUs declined by 2.1% despite 22% increase in MOU, mainly from higher usage on off-peak packages.

Postpaid net additions were 15.5 k, with the flat churn rate of 1.9%. Subscriber acquisition continued to improve in term of quality. Postpaid ARPU excl. IC was flat y-o-y at Bt743 but declined 1.7% q-o-q as MOU dropped 3.2% q-o-q as well as the slow income from international roaming revenue. RPM slightly increased to 1.30 from 1.28 in 1Q08.


Prepaid
MOU
ARPUs
300
280
260
240
220
200
249
234
224
239
260
266
228
218
222
227
231
229
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08


Postpaid
MOU
ARPUs
900
800
700
600
500
400
809
742
698
743
756
743
580
501
507
568
589
570
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

Interconnection revenue/cost

Interconnection (Bt million)	[illegible]	[illegible]	[illegible]	[illegible]	1Q08	2Q08
Revenue	2,656	5,217	4,357	4,301	4,256	4,144
Cost	2,154	4,101	3,842	3,956	4,139	4,080
Net interconnection	501	1,116	515	345	117	64

* Recognition of IC in 2007 was fully realized only in 4Q07

Net interconnection (IC) for 2Q08 declined to 64m from 117m in 1Q08. This was the result of lower incoming minutes from the IC corresponding parties (DTAC & True Move) while outgoing minutes also declined but at a slower rate.

Sales revenues increased by 1.9% y-o-y and 5.9% q-o-q due mainly to higher unit sales of handset from 847k in 2Q07 to 1m in 2Q08. In addition, sales margin improved to 8.8% from 6.9% in 2Q07. For 1H08, sales revenue dropped by 13.8% y-o-y due to falling average selling prices, despite flat handset units of 1.85m in 1H08.

Cost of service

Cost of service excl. IC (Bt million)	2Q08	2Q07	1Q08	y-o-y	q-o-q
Amortization	4,426	4,117	4,380	7.5%	1.0%
Base station rental & utility	628	590	611	6.6%	2.9%
Maintenance	427	442	425	-3.4%	0.4%
Others	929	871	945	6.7%	-1.6%
	6,411	6,020	6,361	6.5%	0.8%

Cost of service excluding IC cost for 2Q08 was Bt6,411m, remained flat from 1Q08 but increased 6.5% y-o-y mainly from higher amortization which rose 7.5% y-o-y as the amortization period becomes shorter according to the remaining concession life. 1H08 cost of service ex IC increased 8% y-o-y due to 9.8% y-o-y higher amortization. Including IC costs, 1H08 cost of service surged 77.6% y-o-y due to recognition of interconnection.

Cost of sales in 2Q08 remained flat y-o-y and increased 4.5% q-o-q, followed 1.9% y-o-y and 5.9% q-o-q sales growth. 1H08 cost of sales declined 14.4% followed 13.8% y-o-y drop in sales revenue.

Concession fee

Bt million	2Q08	2Q07	1Q08	y-o-y	q-o-q
Concession fee	5,051	4,838	5,157	4.40%	-2.06%
% of service revenue excl. IC	24.0%	24.7%	24.1%		

Concession fee was 24% of service revenue excluding IC, declined from 24.7% in 2Q07 as revenue proportion from postpaid was smaller.

SG&A

Bt million	2Q08	2Q07	1Q08
% marketing expense to total revenue (excl. IC)	2.4%	3.8%	2.6%
% bad debt to postpaid revenue	2.2%	8.1%	2.5%
% SG&A to total revenue (excl. IC)	10.8%	14.6%	10.6%

SG&A to total revenues excluding IC was 10.8% in 2Q08, declined from 14.6% in 2Q07 due to less marketing spending, no amortization of goodwill, and lower bad debt provision. Marketing spending for 2Q08 was 2.4% of total revenue excluding IC, compared to 3.8% in 2Q07. Bad debt continued to improve in this quarter, representing 2.2% of postpaid revenue, declined from 8.1% in 2Q07 and 2.5% in 1Q08 as a result of the group's credit policy in screening new postpaid subscribers.

EBITDA margin was 42.3%, dropped from 45.4% in 2Q07 due to the impact of IC recognition, which caused the denominator larger. Excluding IC, EBITDA margin improved y-o-y to 49.2% due to revenue improvement and unusually low marketing expense and bad debt in this quarter.

Liquidity further improved from higher outstanding cash as well as lower concession right payable from the DPC settlement. As such, the current ratio was 95%, compared to 73% as of year end 2007.

Bt million	2Q08	% of total asset	4Q07	% of total asset
Cash	12,528	9.7%	8,317	6.5%
ST investment	1,146	0.9%	123	0.1%
Trade receivable	5,417	4.2%	8,054	6.2%
Inventories	1,923	1.5%	1,236	1.0%
Other current assets	3,148	2.4%	2,718	2.1%
Current Assets	**24,162**	**18.7%**	**20,586**	**16.0%**

Capital structure remained solid from the strong balance sheet with low financial leverage. Total liability to equity improved to 67% from 71% as of year-end 2007 due to higher retained earnings for the period. Net debt to equity was 23% increased from 14% as of 1Q08 due to lower cash after the dividend payment of Bt3.30 per share in May-08.

The Board of Directors also approved an interim dividend for the 6-month period of 2008 from January 1st to June 30th of 2008 at the rate of Bt3.00 per share. Dividend payment will be made on September 10th.

Bt million	2Q07	3Q07	4Q07	1Q08	2Q08
Total interest-bearing debt	31,321	33,600	30,349	26,105	30,104
Total liabilities	55,570	56,173	53,481	51,937	51,593
Total equity	75,556	70,308	75,461	80,743	77,359
Net debt to equity	30%	37%	29%	14%	23%
Total liabilities to equity	74%	80%	71%	64%	67%

Debentures and Loans as of 2Q08 increased to Bt30,104m, from Bt26,105m as of 1Q08 as the Company has issued the debenture amounted Bt4,000m in April 2008. Of the total outstanding debt, 5% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.3% per annum down from 5.5% in the previous quarter as a result of the new debenture issued, at the interest rate of 4.0% for year 1-2 and 4.9% for year 3-5. All outstanding foreign-currency loans have been fully hedged.

	Balance	Balance	Repayment(1)					
Bt million	1Q08	2Q08	2008	2009	2010	2011	2012	2013
Long term loan(2)	10,679	10,680	30	59	59	9,544	59	59
Debenture	15,363	19,357	1,500	6,627	-	4,000	-	8,000
Financial lease	63	67	23	17	12	8	4	-
Total debt	26,105	30,104	5,045	6,703	71	13,552	63	8,059

(1) includes bond issuing cost; (2) includes swap and forward contract

■ FY2008 Management outlook & strategy ■

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue (revised)	7-8% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization (revised)	10% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin (revised)	46-47% excluding IC
Capex (revised)	Bt14bn cash capex for FY08 (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

Due to strong revenue momentum in the past several quarters with 8.6% y-o-y growth for 1H08, service revenue guidance for 2008 is being revised upward to 7-8% from the previous 5-7%. Hence, EBITDA margin guideline is also revised upward to 46-47% from the previous 45-46%. For 1H08, EBITDA margin was 49.6%, relatively higher than the guidance as many cost items particularly on marketing spending is normally higher in 2H08. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end with the 2G capex budget revised down to Bt14bn from the previous Bt16-17bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. The company hence expects net IC for FY08 to be significantly lower than the Bt2.5bn net IC in 2007. Based on 1H08 net interconnection revenue of 181m, the net IC for FY08 is expected to decline to Bt400-600m.

Revenue and cost breakdown

Service revenue (%)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Basic voice						
GSM Advance	22.5%	22.5%	20.6%	18.5%	17.0%	17.5%
GSM 1800	1.0%	1.0%	0.9%	0.8%	0.7%	0.8%
Postpaid	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%
Prepaid	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%
Non-voice						
Postpaid	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%
Prepaid	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of service (%)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Amortization	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%
Base station – rental & utility	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Handsets	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	2Q08	% of total asset	1Q07	% of total asset
Current Assets	24,162	18.7%	20,586	16.0%
Property and Equipment	8,037	6.2%	8,561	6.6%
Networks under Concession	75,301	58.4%	78,527	60.9%
Intangible asset	10,314	8.0%	10,593	8.2%
Defer tax asset	10,085	7.8%	10,031	7.8%
Others	1,053	0.8%	644	0.5%
Total Assets	**128,952**	**100.0%**	**128,942**	**100.0%**
ST loan from financial institution	0	0.0%	3,492	2.7%
Account Payable-trade	4,755	3.7%	4,218	3.3%
Current Portion of LT Debt	4,020	3.1%	1,545	1.2%
Current Portion of Concession	6,203	4.8%	8,373	6.5%
Long-term Debt	26,261	20.4%	25,312	19.6%
Other Liabilities	10,354	8.0%	10,541	8.2%
Total Liabilities	**51,593**	**40.0%**	**53,481**	**41.5%**
Total Equity	**77,359**	**60.0%**	**75,461**	**58.5%**

■ OPERATIONAL DATA ■

Subscribers	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
GSM Advance	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100	2,260,300
GSM 1800	92,000	86,800	82,600	82,400	81,400	79,700
Postpaid	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500	2,340,000
Prepaid	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800	23,624,700
Total subscribers	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300	25,964,700

Net additions	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Postpaid	384,300	26,400	-221,200	-146,000	38,600	15,500
Prepaid	1,183,500	1,575,700	734,200	1,047,000	943,300	861,900
Total net additions	1,567,800	1,602,100	513,000	901,000	981,900	877,400

Churn rate (%)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Postpaid	2.5%	3.9%	4.8%	4.7%	1.9%	1.9%
Prepaid	2.9%	2.7%	3.9%	3.9%	4.4%	4.5%
Blended	2.9%	2.9%	4.0%	4.0%	4.2%	4.3%

[illegible]	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Postpaid	44%	44%	42%	41%	41%	n/a
Prepaid	50%	49%	47%	46%	46%	n/a
Total	49%	48%	46%	46%	46%	n/a

[illegible]	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
GSM Advance	811	741	696	744	757	743
GSM 1800	781	773	760	739	730	730
Postpaid	809	742	698	743	756	743
Prepaid	249	234	222	227	231	229
Blended	317	295	274	279	280	276

[illegible]	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
GSM Advance	788	708	665	696	708	688
GSM 1800	781	773	760	739	730	708
Postpaid	787	710	668	698	708	689
Prepaid	263	258	233	238	237	235
Blended	326	312	282	283	282	277

MOU (minutes, outgoing only)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
GSM Advance	587	504	511	573	594	574
GSM 1800	412	416	422	426	476	472
Postpaid	580	501	507	568	589	570
Prepaid	228	218	224	239	260	266
Blended	270	252	256	271	290	294

Traffic	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
% outgoing to total minute	46%	47%	48%	48%	48%	49%
% on-net to total outgoing minute	56%	63%	68%	70%	71%	73%

Postpaid plans for new subscription

GSM Rang 99/month	Monthly fee: Bt99 **For On-net** • Call 1 hour pay only 5 minutes at Bt1.50/minute, exceed 1 hour tariff at Bt1.5/minute **For off-net** • Bt1.50/minute
GSM Rang 159/month	Monthly fee: Bt159 **For On-net** • 5am-5pm: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute • 5pm-5am: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** • Bt2 for the first minute, then Bt1/minute thereafter
GSM Rang 299/month	Monthly fee: Bt299 **For On-net** • 5am-5pm: Bt2 for the first minute, then Bt1/minute thereafter • 5pm-5am: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute **For off-net** • Bt2 for the first minute, then Bt1/minute thereafter
GSM FIT 250	• Monthly fee: Bt250 • Bt1.50/minute to all networks • free call Bt 300, SMS 50 times MMS 10 times GPRS 4 hours
GSM FIT 500	• Monthly fee: Bt500 • Bt1.50/minute to all networks • free call Bt 850, SMS 100 times MMS 25 times GPRS 10 hours
GSM FIT 750	• Monthly fee: Bt750 • Bt1.50/minute to all networks • free call Bt 1400, SMS 150 times MMS 50 times GPRS 25 hours
GSM DOUBLE	• Monthly fee: Bt200 • free call Bt 400, Bt1.50/minute to all networks
INTERNET SIM 99	• Monthly fee: Bt99 • GPRS 30 hours free • Bt3 for the first minute, Bt1/minute thereafter

Postpaid plans for existing subscribers

GSM Rang 299/month	Monthly fee: Bt299 **For On-net** • 5am-5pm: Bt2 for the first minute, then Bt1/minute thereafter • 5pm-5am: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute **For off-net** • Bt2 for the first minute, then Bt1/minute thereafter
GSM Tam Jai	• Bt250/month, free call 200 minutes • Bt500/month, free call 400 minutes • Bt750/month, free call 600 minutes • Bt1,000/month, free call 800 minutes • Exceed call tariff at Bt1.50/minute
GSM FIT 250	• Monthly fee: Bt250 • Bt1.50/minute to all networks • free call Bt 300, SMS 50 times MMS 10 times GPRS 4 hours
GSM FIT 500	• Monthly fee: Bt500 • Bt1.50/minute to all networks • free call Bt 850, SMS 100 times MMS 25 times GPRS 10 hours

■ Glossary of terms and definitions ■

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
ROE	Return on equity = Net income / average equity between beginning and ending of period

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

RECEIVED
2008 AUG 18 P 2: 11

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2008, and the related statements of income for the three-month and six-month periods then ended, and the related statements of changes in equity and cash flows for the six-month period then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and six-month periods ended 30 June 2007, and the related statements of changes in equity and cash flows for the six-month period ended 30 June 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were reviewed by another auditor whose report dated 14 August 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. However, he drew attention that the Office of the Permanent Secretary of the Office of the Prime Minister (PMO) revoked the concession agreement of ITV Public Company Limited ("ITV") as described in note 2 (b) - first paragraph to the financial statements.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements No. 2 (b) and 12 (d), as at 30 June 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,381 million and there is a deficit in excess of the share capital of an amount of Baht 2,396 million and ITV 's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Concession Agreement") was revoked by PMO as ITV did not pay the unpaid concession fee totaling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the concession agreement to PMO. ITV has filed statements of claim regarding the unpaid concession totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

KPMG

As discussed in note 2 (a) to the financial statements, the consolidated financial statements have applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 25 February 2008. However, the other auditor drew attention that the PMO revoked the concession agreement of ITV as described in note 2 (b) - first paragraph to the interim financial statements. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
14 August 2008

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2008 and 31 December 2007

Assets	Note	Consolidated financial statements 30 June 2008 (Unaudited)	Consolidated financial statements 31 December 2007	Separate financial statements 30 June 2008 (Unaudited)	Separate financial statements 31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		4,650,550	6,446,712	1,607,318	2,575,298
Current investment		97,175	-	97,175	-
Trade accounts, notes receivable and accrued income, net	*3, 4*	1,347,856	1,413,780	-	-
Amounts due from, advances and loans to related parties	*3*	260,353	16,575	-	20,000
Inventories, net	*12 g*	500,679	540,005	-	-
Other current assets	*3*	636,246	658,659	13,646	25,156
Total current assets		**7,492,859**	**9,075,731**	**1,718,139**	**2,620,454**
Non-current assets					
Investments in subsidiaries, associates and joint venture, net	*5*	33,330,038	32,690,684	12,502,396	12,514,416
Property and equipment, net	*6*	5,103,863	4,674,177	43,243	29,991
Property and equipment under concession agreements, net	*6*	17,929,504	18,776,371	-	-
Intangible assets, net	*6*	1,414,596	1,515,924	13,092	10,464
Refundable income tax		102,408	70,311	-	-
Deferred tax assets		265,083	83,659	-	-
Other non-current assets		387,935	380,013	32,660	27,194
Total non-current assets		**58,533,427**	**58,191,139**	**12,591,391**	**12,582,065**
Total assets		**66,026,286**	**67,266,870**	**14,309,530**	**15,202,519**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(Unaudited)		(Unaudited)	
			(in thousand Baht)		
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	7	414,547	344,833	-	-
Trade accounts and notes payable	3	821,287	865,700	2,774	1,118
Accounts payable-equipment		133,983	141,159	-	-
Amounts due to related parties	3	7,650	11,195	2,260	3,210
Current portion of long-term borrowings	7	1,463,945	1,272,718	-	-
Accrued concession fees		537,580	529,795	-	-
Provision for unpaid concession fee and interest		3,505,014	3,289,489	-	-
Income tax payable		119,784	1,347,884	-	-
Other current liabilities	3	777,680	829,118	31,326	54,621
Total current liabilities		**7,781,470**	**8,631,891**	**36,360**	**58,949**
Non-current liabilities					
Long-term borrowings, net	7	7,605,021	8,453,637	-	-
Deferred tax liabilities		92,813	67,123	-	-
Long-term account payable-equipment		837,628	293,499	-	-
Other non-current liabilities	3	219,492	99,242	-	-
Total non-current liabilities		**8,754,954**	**8,913,501**	**-**	**-**
Total liabilities		**16,536,424**	**17,545,392**	**36,360**	**58,949**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2008 and 31 December 2007

	Note	Consolidated financial statements		Separate financial statements	
		30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Equity					
Share capital	8				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,196,857	3,201,067	3,196,857
Reserves	8				
Share premium		10,197,303	10,149,871	10,197,303	10,149,871
Unrealised gain on dilution of investments		4,078,086	3,998,014	-	-
Cumulative foreign currency translation adjustment		(54,045)	(99,286)	-	-
Retained earnings					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		21,652,809	22,127,021	374,800	1,296,842
Total equity attributable to equity holders of the Company		**39,575,220**	**39,872,477**	**14,273,170**	**15,143,570**
Minority interests		9,914,642	9,849,001	-	-
Total equity		**49,489,862**	**49,721,478**	**14,273,170**	**15,143,570**
Total liabilities and equity		**66,026,286**	**67,266,870**	**14,309,530**	**15,202,519**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		2,070,746	2,840,793	-	-
Dividends income		-	-	4,212,249	4,270,210
Gain on sale of investment in a joint venture		-	406,835	-	270,979
Other income	*10*	42,621	52,289	14,735	7,290
Gain on foreign exchange		-	190,180	-	-
Share of profits from investments accounted for using the equity method		2,975,640	1,626,619	-	-
Total revenues		**5,089,007**	**5,116,716**	**4,226,984**	**4,548,479**
Expenses					
Cost of sales of goods and rendering of services		1,503,706	2,072,504	-	-
Concession fee		120,127	126,379	-	-
Loss on provision for interest on unpaid concession fee		107,762	82,648	-	-
Selling and administrative expenses		400,620	1,207,628	61,222	148,523
Loss on foreign exchange		436,878	-	-	-
Impairment loss on goodwill and investment in subsidiary and a joint venture		-	-	-	1,829,956
Directors' remuneration		6,092	6,339	3,392	3,555
Total expenses		**2,575,185**	**3,495,498**	**64,614**	**1,982,034**
Profit before interest and income tax expenses		**2,513,822**	**1,621,218**	**4,162,370**	**2,566,445**
Interest expense		(107,346)	(339,013)	-	(1)
Income tax expense		113,413	(135,566)	-	-
Profit for the period		**2,519,889**	**1,146,639**	**4,162,370**	**2,566,444**
Attributable to:					
Equity holders of the Company		2,683,787	1,194,696	4,162,370	2,566,444
Minority interest		(163,898)	(48,057)	-	-
Profit for the period		**2,519,889**	**1,146,639**	**4,162,370**	**2,566,444**
Earnings per share (Baht)	*11*				
Basic		0.84	0.37	1.30	0.80
Diluted		0.84	0.37	1.30	0.80

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		4,269,430	5,905,083	-	-
Dividends income		-	-	4,212,249	4,270,210
Gain on sale of investment in a jont venture		-	406,835	-	270,979
Other income	*10*	94,749	108,456	32,907	15,601
Gain on foreign exchange		53,812	624,785	-	-
Share of profits from investments accounted for using the equity method		5,028,780	3,210,420	-	-
Total revenues		**9,446,771**	**10,255,579**	**4,245,156**	**4,556,790**
Expenses					
Cost of sales of goods and rendering of services		3,303,875	4,158,507	-	-
Concession fee		230,598	251,322	-	-
Loss on provision for unpaid concession fee and interest		215,525	345,210	-	-
Selling and administrative expenses		953,738	2,877,729	110,856	221,624
Impairment loss on goodwill and investment in subsidiary and a joint venture		60,098	446,971	86,914	2,936,058
Impairment loss on concession asset		-	1,972,774	-	-
Directors' remuneration		13,593	12,214	7,810	7,015
Total expenses		**4,777,427**	**10,064,727**	**205,580**	**3,164,697**
Profit before interest and income tax expenses		**4,669,344**	**190,852**	**4,039,576**	**1,392,093**
Interest expense		(242,912)	(707,986)	-	(2,086)
Income tax expense		43,036	(236,454)	-	-
Profit (loss) for the period		**4,469,468**	**(753,588)**	**4,039,576**	**1,390,007**
Attributable to:					
Equity holders of the Company		4,487,406	(524,077)	4,039,576	1,390,007
Minority interest		(17,938)	(229,511)	-	-
Profit (loss) for the period		**4,469,468**	**(753,588)**	**4,039,576**	**1,390,007**
Earnings (loss) per share (Baht)	*11*				
Basic		1.40	(0.16)	1.26	0.43
Diluted		1.40	(0.16)	1.26	0.43

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

		Consolidated financial statements										
	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised gain on dilution from investments	Unrealised (loss) gain from revaluation of current investment	Cumulative foreign currency translation adjustment	Retained earnings Legal reserve	Retained earnings Unappropriated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)										
Balance at 1 January 2007		3,196,302	789	10,141,235	3,966,024	(4,776)	(142,140)	500,000	24,363,417	42,020,851	8,251,042	50,271,893
Increased in share capital		411	(770)	6,984	-	-	-	-	-	6,625	-	6,625
Not exercised warrants		-	(19)	19	-	-	-	-	-	-	-	-
Unrealised gain on dilution from investments		-	-	-	12,468	-	-	-	-	12,468	-	12,468
Unrealised gain from revaluation of current investment		-	-	-	-	1,975	-	-	-	1,975	-	1,975
Loss for the period		-	-	-	-	-	-	-	(524,077)	(524,077)	(229,511)	(753,588)
Dividends		-	-	-	-	-	-	-	(3,196,400)	(3,196,400)	-	(3,196,400)
Foreign currency translation adjustment		-	-	-	-	-	(40,226)	-	-	(40,226)	-	(40,226)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	-	(53,635)	(53,635)
Balance at 30 June 2007		3,196,713	-	10,148,238	3,978,492	(2,801)	(182,366)	500,000	20,642,940	38,281,216	7,967,896	46,249,112
Balance at 1 January 2008		3,196,857	-	10,149,871	3,998,014	-	(99,286)	500,000	22,127,021	39,872,477	9,849,001	49,721,478
Increased in share capital	*8*	4,210	-	47,432	-	-	-	-	-	51,642	-	51,642
Unrealised gain on dilution from investments		-	-	-	80,072	-	-	-	-	80,072	-	80,072
Profit for the period		-	-	-	-	-	-	-	4,487,406	4,487,406	(17,938)	4,469,468
Dividends	*15*	-	-	-	-	-	-	-	(4,961,618)	(4,961,618)	-	(4,961,618)
Foreign currency translation adjustment		-	-	-	-	-	45,241	-	-	45,241	-	45,241
Minority interests increased during the period		-	-	-	-	-	-	-	-	-	83,579	83,579
Balance at 30 June 2008		3,201,067	-	10,197,303	4,078,086	-	(54,045)	500,000	21,652,809	39,575,220	9,914,642	49,489,862

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

		Separate financial statements						
					Unrealised (loss) gain from revaluation of current investment	Retained earnings		Total equity attributable to equity holders of the Company
	Note	Issued and paid-up share capital	Warrants	Premium on share capital		Legal reserve	Unappro-priated	
					(in thousand Baht)			
Balance at 1 January 2007		3,196,302	789	10,141,235	(4,776)	500,000	1,406,685	15,240,235
Increased in share capital		411	(770)	6,984	-	-	-	6,625
Not exercised warrents		-	(19)	19	-	-	-	-
Unrealised gain from revaluation of current investment		-	-	-	1,975	-	-	1,975
Profit for the period		-	-	-	-	-	1,390,007	1,390,007
Dividend		-	-	-	-	-	(3,196,400)	(3,196,400)
Balance at 30 June 2007		3,196,713	-	10,148,238	(2,801)	500,000	(399,708)	13,442,442
Balance at 1 January 2008		3,196,857	-	10,149,871	-	500,000	1,296,842	15,143,570
Increased in share capital	8	4,210	-	47,432	-	-	-	51,642
Profit for the period		-	-	-	-	-	4,039,576	4,039,576
Dividend	15	-	-	-	-	-	(4,961,618)	(4,961,618)
Balance at 30 June 2008		3,201,067	-	10,197,303	-	500,000	374,800	14,273,170

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from operating activities				
Profit (loss) for the period of equity holders of the Company	4,487,406	(524,077)	4,039,576	1,390,007
Adjustments for				
Depreciation and amortisation charges	1,264,643	1,508,403	7,481	10,002
Interest income	(84,549)	(86,216)	(32,694)	(15,169)
Interest expense	242,912	707,986	-	2,086
Income tax expense	(43,036)	236,454	-	-
Impairment loss on goodwill and investment and provision liability	60,098	446,971	86,914	2,936,058
Impairment loss on concession assets	-	1,972,774	-	-
Share of net profits from investments in associates	(5,028,780)	(3,210,420)	-	-
Gain on sale of investment in joint ventures	-	(406,835)	-	(270,979)
Dividend income	-	-	(4,212,249)	(4,270,210)
Unrealised gain on exchange	(5,062)	(623,370)	-	-
Allowance for doubtful accounts	37,012	1,103,304	-	-
Profit (loss) for the period of minority interest	(17,938)	(229,511)	-	-
Others	149,928	22,390	(499)	801
	1,062,634	917,853	(111,471)	(217,404)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	13,615	554,455	-	12,306
Loans and accrued interest receivable	-	1,961,976	-	-
Inventories	37,188	(229,365)	-	-
Other current assets	(57,052)	199,072	6,713	6,852
Other non-current assets	(11,481)	(55,037)	(5,466)	(4,943)
Trade accounts and notes payable	237,159	(233,819)	1,657	7,960
Accrued concession	223,310	400,643	-	-
Other current liabilities	(837,507)	1,201,065	(24,999)	9,629
Other non-current liabilities	664,378	281,965	-	-
Interest received	129,396	114,345	37,490	23,393
Interest paid	(262,331)	(774,016)	-	(7,960)
Income tax paid	(1,327,449)	(1,417,248)	-	-
Net cash provided by (used in) operating activities	(128,140)	2,921,889	(96,076)	(170,167)

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary and joint venture	-	-	(77,000)	(1,150,000)
Purchased of property and equipment	(252,664)	(826,082)	(18,302)	(4,002)
Purchase of other intangible assets	(17,636)	(48,315)	(4,314)	(198)
Net cash outflow on investments in property and equipment under concession agreements	-	(7,400)	-	-
(Increased) decrease in current investments	(96,692)	819,046	(96,692)	19,046
(Increased) decrease in loans and advances to related parties	(1,311)	2,508	20,000	549
Decreased in loan to other companies	-	1,070	-	-
Net cash inflow on disposal of a joint venture	-	315,345	-	471,879
Cash outflow from sale of investment in a subsidiary	(60,126)	-	-	-
Cash inflow from liqudation in a joint venture	-	-	2,127	-
Net cash inflow on disposal of equipment	1,039	7,184	5	797
Dividends received	4,220,269	4,205,264	4,212,249	4,230,250
Net cash provided by investing activities	**3,792,879**	**4,468,620**	**4,038,073**	**3,568,321**
Cash flows from financing activities				
Receipts from short-term loans	130,261	380,945	-	-
Receipts from long-term borrowings	71,016	90,352	-	-
Receipts from increase in share capital	51,642	6,625	51,642	6,625
Repayments of short-term loans	(59,497)	(1,910,198)	-	(600,000)
Repayments of long-term borrowings	(678,184)	(2,650,940)	-	(527)
Dividends paid	(4,961,619)	(3,196,400)	(4,961,619)	(3,196,400)
Net cash used in financing activities	**(5,446,381)**	**(7,279,616)**	**(4,909,977)**	**(3,790,302)**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Net increase (decrease) in cash and cash equivalents	**(1,781,642)**	**110,893**	**(967,980)**	**(392,148)**
Cash and cash equivalents at beginning of period	6,446,712	5,571,782	2,575,298	1,192,883
Effects of exchange rate changes on balances held in foreign currencies	(14,520)	52	-	-
Cash and cash equivalents at end of period	**4,650,550**	**5,682,727**	**1,607,318**	**800,735**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	570,509	14,850	4,471	1,941
Property and equipment under finance leases	3,597	-	-	-
Purchases of programming rights and production costs by liabilities	-	4,050	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2008 and 2007 (Unaudited)

Note **Contents**

1	General information
2	Basis of preparation of financial statements
3	Related party transactions and balances
4	Trade accounts, notes receivable and accrued income
5	Investments in subsidiaries, associates and joint venture
6	Capital expenditures and commitments
7	Borrowings
8	Share capital, premium and warrants
9	Segment information
10	Other income
11	Earnings (loss) per share
12	Contingencies and commitments
13	Significant events of ADVANC Group
14	Bank guarantees
15	Dividends
16	Reclassification of accounts
17	Events after the balance sheet date

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 14 August 2008.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.51% and 41.75%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and joint ventures (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, ITV Public Company Limited, who operated a television channel business, ceased its operation as a result of the revocation of the Concession Agreement since 7 March 2007. In June 2007, the Company sold Asia Aviation Company Limited, a holding of Thai AirAsia Company Limited who operated a low-fare airline business. In December 2007, the Company sold Capital OK Company Limited, who operated consumer finance business

The principal business units are Shin Corporation Public Company Limited and Thaicom Public Company Limited (Formerly Shin Satellite Public Company Limited), its subsidiary, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited, its associates. All of these companies are listed on the Stock Exchange of Thailand.

Detail of the Company's subsidiaries, a joint venture and associates as at 30 June 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2008 (%)	Ownership interest 31 December 2007 (%)
Subsidiaries				
Thaicom Public Company Limited (Formerly Shin Satellite Public Company Limited) and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	41.14	41.28
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs and arranging Related marketing events. (At present, ITV ceased its operation (note 12))	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited (Formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Payment Solution Company Limited (Sold during the period)	Providing cash card service	Thailand	-	99.99
Associate				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	42.67	42.72
Associate of THCOM				
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet and satellite uplink downlink services	Thailand	43.48	43.48
Joint venture				
Arc Cyber Company Limited (Liquidated during the period)	Internet business	Thailand	-	47.50

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standards No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the six-month period ended 30 June 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007, unless the following:

Goodwill Recognition

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation and accumulated impairment losses. Amortisation was charged to the statement of income over the estimated useful life not exceed 20 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "*Business Combinations*" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "*Impairment of Assets*".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the six-month period ended 30 June 2008 is to reduce the charge to the statement of income resulting from the amortization of goodwill that would have been recognized under the previous accounting policy by approximately Baht 7.68 million. Also, the share of the net result from associates increase upon cessation of goodwill amortisation related to associates of Baht 252.50 million.

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 30 June 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,381 million and deficit in excess of its share capital by an amount of Baht 2,396 million (31 December 2007 and 30 June 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 and 1,824 million and deficit in excess of its share capital by an amount of Baht 2,167 and 1,948 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid concession fee totalling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million. ITV has not yet paid these unpaid concession fee including interest and penalty. The company's concession agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest on 30 March 2007. Also, the Stock Exchange of Thailand ("SET") has suspended trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting and a plan to undertake new business and rehabilitation of the Stock Exchange of Thailand, which is still within the two-year time frame provided by SET for resolving of delisting. In addition, ITV is still in the arbitral proceeding regarding the unpaid concession fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cost significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets and liabilities of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,396 million as at 30 June 2008 and Baht 2,167 million as at 31 December 2007 has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share of the par value of ITV's issued share capital. This liability has been recognized in full in the Company's financial statements. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities would be reduced by Baht 2,396 million as at 30 June 2008 and Baht 2,167 million as at 31 December 2007 with corresponding increases in consolidated retained earnings and shareholders' equity as at the same dates.

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the three-month and six-month periods ended 30 June 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 June	2008	2007	2008	2007
		(in thousand Baht)		
Sales of goods and services				
Subsidiaries				
Dividend received	-	-	42,000	99,961
	-	-	42,000	99,961
Associates				
Computer services income	21,813	22,406	-	-
Advertising income	82,503	120,680	-	-
(Gross 2008: Baht 294,921 thousand 2007: Baht 366,863 thousand)				
Rental income and others	14,629	15,324	-	-
Dividend received	4,277,792	4,205,264	4,170,249	4,170,249
	4,396,737	4,363,674	4,170,249	4,170,249
Joint venture				
Rental income and others	15,270	2,160	-	-
	15,270	2,160	-	-
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	4,859	14,831
	-	-	4,859	14,831
Associates				
Rental and other expenses	9,864	6,333	274	269
	9,864	6,333	274	269
Joint venture				
Advertising expenses and others	1,792	-	-	-
	1,792	-	-	-
Related party				
Rental and other expenses	3,769	28,482	-	-
	3,769	28,482	-	-
Directors' remuneration	6,092	6,339	3,392	3,555
	6,092	6,339	3,392	3,555
Dividend paid				
Major shareholders	4,768,981	3,076,762	4,768,981	3,076,762
Directors	515	424	515	424
	4,769,496	3,077,186	4,769,496	3,077,186

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
Six-month periods ended 30 June	2008	2007	2008	2007
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	404	-
Dividend received	-	-	42,000	99,961
	-	**-**	**42,404**	**99,961**
Associates				
Computer services income	43,618	50,437	-	-
Advertising income	167,928	236,895	-	-
(Gross 2008: Baht 570,601 thousand 2007: Baht 730,331 thousand)				
Rental income and others	27,990	31,201	-	-
Dividend received	4,277,792	4,205,264	4,170,249	4,170,249
	4,517,328	**4,523,797**	**4,170,249**	**4,170,249**
Joint venture				
Rental income and others	27,985	6,656	-	-
	27,985	**6,656**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	6,779	15,768
	-	**-**	**6,779**	**15,768**
Associates				
Rental and other expenses	21,660	20,592	714	543
	21,660	**20,592**	**714**	**543**
Joint venture				
Advertising expenses and others	1,797	-	-	-
	1,797	**-**	**-**	**-**
Related party				
Rental and other expenses	8,368	61,222	-	-
	8,368	**61,222**	**-**	**-**
Directors' remuneration	13,593	12,214	7,810	7,015
	13,593	**12,214**	**7,810**	**7,015**
Dividend paid				
Major shareholders	4,768,981	3,076,762	4,768,981	3,076,762
Directors	515	424	515	424
	4,769,496	**3,077,186**	**4,769,496**	**3,077,186**

Balances as at 30 June 2008 and 31 December 2007 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	227,125	305,171	-	-
Joint venture	29,320	20,725	-	-
Total	**256,445**	**325,896**	-	-
Accrued income - related parties				
Associates	229	13,827	-	-
Joint venture	788	11,175	-	-
Total	**1,017**	**25,002**	-	-
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	-	20,000
Associates	245,210	5	-	-
Joint venture	15,143	16,550	-	-
Related party	-	20	-	-
Total	**260,353**	**16,575**	-	**20,000**
Other current assets				
Subsidiaries	-	-	-	135
Related party	281	281	-	-
Total	**281**	**281**	-	**135**

Movements during the six-month period ended 30 June 2008 of loan to subsidiaries are as follows:

	Separate financial statements
	(in thousand Bath)
At 1 January 2008	20,000
Addition	18,000
Repayment	(38,000)
At 30 June 2008	-

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC").The interest rate was 5.75% above the average rate of the three-month fixed deposit rate of three major banks, which was 3.5% per annum. The loan was repaid in March 2008.

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	1,201	104
Associates	39,669	33,633	149	118
Joint venture	249	249	-	-
Related parties	556	546	-	-
Total	**40,474**	**34,428**	**1,350**	**222**
Amounts due to related parties				
Subsidiaries	-	-	2,260	3,210
Associates	1,752	2,042	-	-
Joint venture	1,860	6,211	-	-
Related parties	4,038	2,942	-	-
Total	**7,650**	**11,195**	**2,260**	**3,210**
Other current liabilities - related parties				
Subsidiaries	-	-	2,577	1,740
Associates	56,828	61,149	-	32
Total	**56,828**	**61,149**	**2,577**	**1,772**
Other non-current liabilities - related parties				
Subsidiaries	631	-	-	-
Associates	19,669	31,450	-	-
Total	**20,300**	**31,450**	-	-

Warrants granted to directors (note 11)

Other agreements with related parties

Significant commitments with related parties are as follows;

1. As at 31 December 2007, the Company had a contingent liability for a loan guarantee for a subsidiary in the amount of Baht 20.5 million *(As at 30 June 2008: nil).*

2. As at 30 June 2008, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 596.6 million *(As at 31 December 2007: Baht 806.6 million).*

4 Trade accounts and notes receivable and accrued income

	Note	Consolidated financial statements 30 June 2008	Consolidated financial statements 31 December 2007	Separate financial statements 30 June 2008	Separate financial statements 31 December 2007
		(in thousand Baht)			
Trade accounts and notes receivable					
Related parties	*3*	256,445	325,896	-	-
Other parties		1,449,159	1,365,410	-	-
Accrued income					
Related	*3*	1,017	25,002	-	-
Other parties		79,995	100,917	-	-
		1,786,616	**1,817,225**	-	-
Less allowance for doubtful accounts		(438,760)	(403,445)	-	-
Net		**1,347,856**	**1,413,780**	-	-

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements 30 June 2008	Consolidated financial statements 31 December 2007	Separate financial statements 30 June 2008	Separate financial statements 31 December 2007
	(in thousand Baht)			
Other parties				
Within credit terms	523,492	302,314	-	-
Overdue:				
Less than 3 months	176,960	309,533	-	-
3 - 6 months	107,995	157,458	-	-
6 - 12 months	114,158	105,436	-	-
Over 12 months	526,554	490,669	-	-
Total	**1,449,159**	**1,365,410**	-	-
Less allowance for doubtful accounts	(438,760)	(403,445)	-	-
Net	1,010,399	961,965	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Investments in subsidiaries, associates and joint venture

	Consolidated financial statements 30 June 2008	Separate financial statements 30 June 2008
	(in thousand Baht)	
At 1 January 2008	32,690,684	12,514,416
Share of net profits of investments - equity method	5,028,780	-
Increased in investment	-	77,000
Dividend received from associates	(4,277,792)	-
Disposal of investment in associate	(187,575)	-
Received from liquidation of a joint venture	-	(2,020)
Unrealised gain on dilution from Investment in an associate	75,941	-
Allowance for impairment	-	(87,000)
At 30 June 2008	**33,330,038**	**12,502,396**

Investments in subsidiaries, associates and joint venture as at 30 June 2008 and 31 December 2007 and dividend income from those investments for the six-month periods ended 30 June are as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for the six - month periods ended	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	30 June 2007
	(%)					(in thousand Baht)				
Associates										
Advanced Info Service Public Company Limited	42.67	42.72	2,961,387	2,958,123	8,807,456	8,807,456	33,082,417	32,195,127	4,170,249	4,170,249
CS Loxinfo Public Company Limited	43.48	43.48	157,347	626,899	1,481,525	1,669,100	247,621	495,557	107,543	35,014
Total			3,118,734	3,585,022	10,288,981	10,476,556	33,330,038	32,690,684	4,277,792	4,205,263

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the six - month periods ended	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	30 June 2007
	(%)		(in thousand Baht)									
Subsidiaries												
Thaicom Public Company Limited	41.14	41.28	5,479,688	5,461,094	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	42,000	-
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	-	99,961
Payment Solution Company Limited	-	99.99	-	550,000	-	10,000	-	-	-	10,000	-	-
			11,532,175	12,063,581	6,992,195	7,002,195	(3,297,255)	(3,297,255)	3,694,940	3,704,940	42,000	99,961
Associate												
Advance Info Service Public Company Limited	42.67	42.72	2,961,387	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	4,170,249	4,170,249
			2,961,387	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	4,170,249	4,170,249
Joint venture												
Arc Cyber Company Limited	-	47.50	-	279,800	-	2,020	-	-	-	2,020	-	-
			-	279,800	-	2,020	-	-	-	2,020	-	-
Total			14,493,562	15,301,504	15,799,651	15,811,671	(3,297,255)	(3,297,255)	12,502,396	12,514,416	4,212,249	4,270,210

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments during the six-month period ended 30 June 2008 was as follows:

Investment in Payment Solution Company Limited ("PSC")

In 2008, the Company had a capital injection to PSC Baht 77 million. The Company sold all investments in PSC and received proceeds from sale and transferred PSC's share on 24 April 2008. And the Company recognised impairment loss on the investment of Baht 87 million in the separated financial statement of income and Baht 60 million in the consolidated financial statement for the first quarter of 2008.

Arc Cyber Company Limited

On 2 July 2008, Arc Cyber Company Limited finalised the liquidated registration with the Ministry of Commerce.

Capital reduction in Media Connex Co., Ltd ("MC"), a subsidiary of ITV Public Company Limited

On 2 April 2008, the board of directors resolved a capital reduction in MC. The capital reduction involve a Baht 37.5 million reduction in the company's paid-up capital from the original paid-up amount of Baht 50 million to Baht 12.50 million. This capital reduction represents a 75% decreased from its total registered and paid-up capital, and a reduction in the total shares outstanding of 5,000,000 shares, at a par value of Baht 10, to 1,250,000 shares of the same par value.

Changes in investments Thaicom Public Company Limited Group ("THCOM")

The incorporation of CAM DTV Network Limited ("CDN") in Cambodia

On 14 November 2007, at the board of directors' meeting of THCOM, the board of directors passed a resolution to approve the incorporation of CDN in Cambodia for sales of television equipments. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (1,000 US Dollar).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (100,000 US Dollar), divided into 1,000 shares of Cambodian Riel 400,000 each (100 US Dollar).

Reduction in par value of CS Loxinfo Public Company Limited ("CSL")

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing the par value of the company's share from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and registered capital from Baht 660,849,474 to Baht 165,212,368.50. The capital reduction was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50, excluding the amount payable on treasury share, would be paid on 10 July 2008.

The purchase of common shares in CSL Group

On 31 January 2008, AD venture Company Limited ("ADV"), a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Company Limited ("Shinee") from Mitsui Company Limited in the amount of Baht 15.10 million. As a result, ADV holds 100% share capital of Shinee.

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC, a joint venture of THCOM, on 19 February 2008, the shareholders passed a resolution to approve a dividend payment of USD 12 million to shareholders in respect of the operations of LTC in 2007.

Shin Broadband Internet (Thailand) Company Limited, was changed its name to "DTV Service Company Limited"

Shin Broadband Internet (Thailand) Company Limited, a subsidiary of THCOM, changed its name "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

Loxley Information Services Company Limited

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxley Information Services Company Limited ("Loxserve"), a subsidiary of CSL, passed a resolution for liquidation of Loxserve. It was registered with the Ministry of Commerce on 29 May 2008. Currently, Loxserve is in process of liquidation.

At the extraordinary shareholders' meeting No. 3/2008, held on 26 June 2008, of Loxley Information Services Company Limited, the shareholders passed a resolution to approve the partial capital return to its shareholders of Baht 10 per share, totaling Baht 260 million, and paid this to shareholders on 27 June 2008.

Dividend payment of a subsidiary and associates

Company	Dividend per share	Interim dividend payment in 2007	Dividend payment in 2008
		(Baht/ share)	
Annual dividend 2007			
ITAS (a subsidiary)	42.00	-	42.00
ADVANC (an associate)	6.30	3.00	3.30
CSL (an associate)	0.40	0.20	0.20
Interim dividend 2008			
CSL (an associate)	0.23	-	0.23

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Capital expenditure and commitments

	Consolidated financial statements		
	Property and equipment	Property and equipment under concession agreements	Intangible assets
		(in thousand Baht)	
Transactions during the six-month period ended 30 June 2008			
Net book value as at 1 January 2008	**4,674,177**	**18,776,371**	**1,515,924**
Decrease investment in subsidiary, net	(30,665)	-	(15,168)
Additions	792,660	-	51,747
Disposals	(268)	-	-
Transfers, net	(4,615)	4,523	(28,988)
Write-offs, net	(10,945)	-	(1,301)
Depreciation/amortisation charge	(354,929)	(851,390)	(58,730)
Allowance for impairment	(44,365)	-	(43,680)
Foreign currency translation adjustment	82,813	-	(5,208)
Net book value as at 30 June 2008	**5,103,863**	**17,929,504**	**1,414,596**
As at 30 June 2008			
Cost	8,575,181	30,401,705	3,138,406
Less Accumulated depreciation/amortisation	(3,434,598)	(10,571,209)	(618,376)
Less Allowance for impairment	(36,720)	(1,900,992)	(1,105,434)
Net book value	**5,103,863**	**17,929,504**	**1,414,596**

As at 30 June 2008, consolidated property and equipment included a joint venture property and equipment under concession agreements according to the Company's portion of approximately Baht 1,476 million *(As at 31 December 2007: Baht 1,611 million)*. According to the concession agreement, the joint venture must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement on 4 March 2028.

	Separate financial statements	
	Property and equipment	Intangible assets
	(in thousand Baht)	
Transactions during the six-month period ended 30 June 2008		
Net book value as at 1 January 2008	**29,991**	**10,464**
Additions	19,056	4,314
Disposals	(9)	-
Depreciation/amortisation charge	(5,795)	(1,686)
Net book value as at 30 June 2008	**43,243**	**13,092**
As at 30 June 2008		
Cost	111,968	62,072
Less Accumulated depreciation/amortisation	(68,725)	(48,980)
Net book value	**43,243**	**13,092**

SHIN CORPORATION
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SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Borrowings

	Consolidated financial statements 30 June 2008 *(in thousand Baht)*
Current	
Bank overdrafts and short-term from financial institutes	**414,547**
Current portion of long-term borrowings	1,460,167
Finance lease liabilities	3,778
	1,463,945
Non-current	
Long-term borrowings	7,590,604
Finance lease liabilities	14,417
	7,605,021
Total borrowings	**9,483,513**

The movements in the borrowings for the six-month period ended 30 June 2008 was as follows:

	Consolidated financial statements *(in thousand Baht)*
At 1 January 2008	**10,071,188**
Additions	205,239
Repayments	(737,681)
Decreased investment in a subsidiary, net	(25,084)
Amortisation of finance costs	54,793
Unrealised gain from exchange rate	(83,317)
Foreign currency translation adjustment	(1,625)
At 30 June 2008	**9,483,513**

Credit facilities

As of 30 June 2008, the Group's available credit facilities for loans from local and overseas banks were Baht 1,194 million and USD 6.5 million *(As of 31 December 2007: Baht 1,199 million and USD 6.5 million).*

SHIN CORPORATION
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SHIN CORPORATION PUBLIC COMPANY LIMITED

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities were agreed between the borrower and the lenders under agreements dated 28 March 2008. The repayment terms for the principal were extended from monthly repayments on the 15th of each month to semi annual repayment and interest payment was extended from monthly repayments on the 15th of each month to quarterly repayment. The first repayment of principal and interest is due on May 2008. The final repayment for iPSTAR satellite and Thaicom 5 projects is as follow:

	Principal As at 30 June 2008 (USD million)	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	107.54	Semi-annual	November 2013
- COFACE Facility Agreement	47.68	Semi-annual	November 2013
- Commercial Loan Facility Agreement	35.01	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	61.32	Semi-annual	May 2015
Total	**251.55**		

The loans under each loan credit agreement bear interest at various rates ranging from 2.72% to 6.43% per annum. These rate are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates.

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows;

	For the six-month period ended 30 June 2008				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)		*(in thousand Baht)*		
At 1 January 2008	5,000,000	3,196,857	3,196,857	10,149,871	13,346,728
Issue of shares	-	4,210	4,210	47,432	51,642
At 30 June 2008	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,303**	**13,398,370**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Warrants

Movements in the number of outstanding warrants are as follows;

	For the six-month period ended 30 June 2008				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
			(in thousand units)		
ESOP - Grant II					
- Directors	3,584	(3,584)	-	-	-
- Employees	272	(194)	-	(78)	-
Total	3,856	(3,778)	-	(78)	-
ESOP - Grant III					
- Directors	6,420	-	-	-	6,420
- Employees	2,719	-	-	-	2,719
Total	9,139	-	-	-	9,139
ESOP - Grant IV					
- Directors	9,356	-	-	-	9,356
- Employees	6,644	-	-	-	6,644
Total	16,000	-	-	-	16,000
ESOP - Grant V					
- Directors	6,159	-	-	-	6,159
- Employees	7,931	-	-	-	7,931
Total	14,090	-	-	-	14,090
Total	43,085	(3,778)	-	(78)	39,229

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units *(in million units)*	Percentage*	Exercise price *(Baht/unit)***	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	11.999	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	31.961	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	37.145	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	34.575	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 24 April 2008.

b) Increase in share capital of the companies in the Group

In 2008, certain warrants issued to directors and employees (ESOP) of ADVANC and THCOM were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to June 2008, as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)* from	to	Premium on share capital increased *(in thousand Baht)* from	to	Decrease in % of interest of the Company from	to
ADVANC	2,951	2,958,123	2,961,387	21,250,964	21,517,207	42.72	42.67
THCOM	1,818	5,461,094	5,479,688	4,297,234	4,301,990	41.28	41.14

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services including the provision of earth station services, uplink and downlink services and including internet services. The international businesses provide mobile telecommunications trading, fixed-line phones, public phones, public international facilities and internet services in Laos PDR and fixed line, mobile phone and internet services in Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Concession Agreement in March 2007)* and the provision of advertising services to the group and third parties.
Consumer finance	Consumer finance business *(sold investment in OK in December 2007)*
Airline	Providing a low-fare airline service *(sold investment in AA in June 2007)*
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

Financial information by business segments:

	For the three-month period ended 30 June 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,651,299	388,600	46,214	(15,367)	2,070,746
Cost of sales and services	-	(1,242,502)	(351,945)	(33,601)	4,215	(1,623,833)
Selling and administrative expenses	-	(300,460)	(157,242)	(67,972)	11,200	(514,474)
Gain (loss) from operating activities	-	**108,337**	**(120,587)**	**(55,359)**	**48**	**(67,561)**
Share of net profits from investments - equity method	2,955,149	20,491	-	-	-	2,975,640
Loss on foreign exchange	-	(436,859)	(19)	-	-	(436,878)
Other revenues	-	18,349	9,223	15,049	-	42,621
Profit (loss) before interest and tax	**2,955,149**	**(289,682)**	**(111,383)**	**(40,310)**	**48**	**2,513,822**
Interest expense	-	(104,850)	(2,472)	(24)	-	(107,346)
Income tax	-	114,526	-	(1,113)	-	113,413
Net results from subsidiaries to minority interests	-	163,900	(2)	-	-	163,898
Net profit (loss)	**2,955,149**	**(116,106)**	**(113,857)**	**(41,447)**	**48**	**2,683,787**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six-month period ended 30 June 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	3,508,888	713,863	91,376	(44,697)	4,269,430
Cost of sales and services	-	(2,795,239)	(668,722)	(75,733)	5,221	(3,534,473)
Selling and administrative expenses	-	(658,995)	(304,839)	(310,047)	30,927	(1,242,954)
Gain (loss) from operating activities	-	54,654	(259,698)	(294,404)	(8,549)	(507,997)
Share of net profits from investments - equity method	4,981,598	47,182	-	-	-	5,028,780
Gain (loss) on foreign exchange	-	53,872	(35)	(25)	-	53,812
Other revenues (expenses)	-	42,990	18,424	33,739	(404)	94,749
Profit (loss) before interest and tax	4,981,598	198,698	(241,309)	(260,690)	(8,953)	4,669,344
Interest expense	-	(237,150)	(4,962)	(1,207)	407	(242,912)
Income tax	-	43,331	-	(295)	-	43,036
Net results from subsidiaries to minority interests	-	17,931	7	-	-	17,938
Net profit (loss)	4,981,598	22,810	(246,264)	(262,192)	(8,546)	4,487,406

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the three-month period ended 30 June 2007							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
				(in thousand Baht))				
Revenues	-	1,793,797	436,630	362,647	243,424	56,835	(52,540)	2,840,793
Cost of sales and services	-	(1,457,601)	(403,468)	(67,151)	(245,391)	(40,343)	15,071	(2,198,883)
Selling and administrative expenses	-	(375,679)	(116,183)	(658,033)	(25,431)	(155,371)	34,082	(1,296,615)
Loss from operating activities	-	(39,483)	(83,021)	(362,537)	(27,398)	(138,879)	(3,387)	(654,705)
Share of net profits from investments - equity method	1,596,748	29,871	-	-	-	-	-	1,626,619
Gain on sale of investment in a joint venture	-	-	-	-	-	406,835	-	406,835
Other revenues (expenses)	-	219,478	18,838	(6,759)	3,908	7,405	(401)	242,469
Profit (loss) before interest and tax	1,596,748	209,866	(64,183)	(369,296)	(23,490)	275,361	(3,788)	1,621,218
Interest expense	-	(235,854)	(5,185)	(97,967)	-	(7)	-	(339,013)
Income tax	-	(50,962)	(1,121)	(81,562)	-	(1,921)	-	(135,566)
Net results from subsidiaries to minority interests	-	48,058	(1)	-	-	-	-	48,057
Net profit (loss)	1,596,748	(28,892)	(70,490)	(548,825)	(23,490)	273,433	(3,788)	1,194,696

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six-month period ended 30 June 2007							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
	(in thousand Baht))							
Revenues	-	3,411,460	1,144,823	830,518	502,134	93,231	(77,083)	5,905,083
Cost of sales and services	-	(2,834,244)	(950,893)	(123,670)	(471,243)	(64,080)	34,301	(4,409,829)
Selling and administrative expenses	-	(713,738)	(740,074)	(1,531,458)	(47,399)	(235,117)	32,633	(3,235,153)
Loss from operating activities	-	(136,522)	(546,144)	(824,610)	(16,508)	(205,966)	(10,149)	(1,739,899)
Share of net profits from investments - equity method	3,152,308	58,112	-	-	-	-	-	3,210,420
Gain on sale of investment in a joint venture	-	-	-	-	-	406,835	-	406,835
Other revenues (expenses)	-	688,911	36,576	(15,675)	7,262	16,702	(535)	733,241
Impairment loss on goodwill	-	-	-	(446,971)	-	-	-	(446,971)
Impairment loss on concession assets and related assets	-	-	(1,972,774)	-	-	-	-	(1,972,774)
Profit (loss) before interest and tax	3,152,308	610,501	(2,482,342)	(1,287,256)	(9,246)	217,571	(10,684)	190,852
Interest expense	-	(478,136)	(10,087)	(217,666)	-	(2,097)	-	(707,986)
Income tax	-	(68,675)	(1,121)	(150,004)	-	(16,654)	-	(236,454)
Net results from subsidiaries to minority interests	-	(31,375)	260,886	-	-	-	-	229,511
Net profit (loss)	3,152,308	32,315	(2,232,664)	(1,654,926)	(9,246)	198,820	(10,684)	(524,077)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The group has separated segment of the telephone network in foreign entities from local entities.

For the satellite and international business segment for the three-month and six-month periods ended 30 June 2008 and 2007 can be shown financial information by sub-business segments as follows:

	For the three-month period ended 30 June 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,066,215	153,480	455,438	-	(23,834)	1,651,299
Share of net profits from investment in associate	-	20,491	-	-	-	20,491
Total revenues	1,066,215	173,971	455,438	-	(23,834)	1,671,790
Segment results	(64,407)	35,197	195,593	(8,765)	(28,790)	128,828
Operating profit						128,828

	For the six-month period ended 30 June 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	2,436,219	237,400	878,434	-	(43,165)	3,508,888
Share of net profits from investment in associate	-	47,182	-	-	-	47,182
Total revenues	2,436,219	284,582	878,434	-	(43,165)	3,556,070
Segment results	(262,553)	62,634	359,816	(27,711)	(30,351)	101,835
Operating profit						101,835

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

	For the three-month period ended 30 June 2007					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht)					
Revenues	1,084,012	42,611	694,455	-	(27,281)	1,793,797
Share of net profits from investment in associate	-	29,871	-	-	-	29,871
Total revenues	**1,084,012**	**72,482**	**694,455**	**-**	**(27,281)**	**1,823,668**
Segment results	**(247,896)**	**10,194**	**228,806**	**(1,415)**	**699**	**(9,612)**
Operating loss						(9,612)

	For the six-month period ended 30 June 2007					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht)					
Revenues	2,161,089	81,129	1,339,405	-	(170,164)	3,411,459
Share of net profits from investment in associate	-	58,112	-	-	-	58,112
Total revenues	**2,161,089**	**139,241**	**1,339,405**	**-**	**(170,164)**	**3,469,571**
Segment results	**(554,944)**	**51,961**	**412,561**	**(3,236)**	**15,248**	**(78,410)**
Operating loss						(78,410)

Revenue and results, based on geographical segments for the satellite and international business segment, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2008 and 2007 were as follows:

	For the three-month period ended 30 June			
	2008	2007	2008	2007
	Revenue		**Segment results**	
	(in thousand Baht)			
Thailand	745,411	572,270	(300,478)	(265,600)
Cambodia	370,735	425,866	181,264	56,142
Lao PDR	164,562	316,193	41,063	160,360
Australia	162,285	261,412	110,285	44,132
Others	228,797	247,927	96,694	(4,646)
Total	**1,671,790**	**1,823,668**	**128,828**	**(9,612)**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six-month period ended 30 June			
	2008	2007	2008	2007
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	1,488,185	1,169,017	(518,024)	(529,397)
Cambodia	663,495	802,928	285,140	181,684
Lao PDR	356,495	633,735	99,649	239,713
Australia	597,704	421,383	190,626	56,283
Others	450,191	442,508	44,444	(26,693)
Total	**3,556,070**	**3,469,571**	**101,835**	**(78,410)**

10 Other income

Other income for the three-month periods ended 30 June 2008 and 2007 are a follow:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Interest income	39,580	42,218	14,628	6,800
Others	3,041	10,071	107	490
Total	**42,621**	**52,289**	**14,735**	**7,290**

Other income for the six-month periods ended 30 June 2008 and 2007 are a follow:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Interest income	84,549	86,216	32,694	15,169
Others	10,200	22,240	213	432
Total	**94,749**	**108,456**	**32,907**	**15,601**

11 Earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the profit (loss) for the period attributable to the equity holders of the Company shareholders by the weighted average number of ordinary shares outstanding during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2008.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month periods ended 30 June					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	2,683,787	1,194,696	3,201,023	3,196,546	0.84	0.37
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**2,683,787**	**1,194,696**	**3,201,023**	**3,196,546**	**0.84**	**0.37**

	Separate financial statements For the three-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	4,162,370	2,566,444	3,201,023	3,196,546	1.30	0.80
The effect of dilutive potential Shares	-	-	-	2,456	-	-
Diluted earnings per share	**4,162,370**	**2,566,444**	**3,201,023**	**3,199,002**	**1.30**	**0.80**

	Consolidated financial statements For the six-month periods ended 30 June					
	Net profit (loss) attributable to holder of the Company		Weighted average number of shares		Earnings (loss) per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings (loss) per share	4,487,406	(524,077)	3,198,974	3,196,546	1.40	(0.16)
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings (loss) per share	**4,487,406**	**(524,077)**	**3,198,974**	**3,196,546**	**1.40**	**(0.16)**

	Separate financial statements For the six-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	4,039,576	1,390,007	3,198,974	3,196,546	1.26	0.43
The effect of dilutive potential shares	-	-	-	2,456	-	-
Diluted earnings per share	**4,039,576**	**1,390,007**	**3,198,974**	**3,199,002**	**1.26**	**0.43**

12 Contingent liabilities and commitments

a) Concession commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Concession Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. A case of the arbitration institution dispute No. 46/2550 in which ITV is the plaintiff regarding the PMO's unduly termination of the Concession Agreement which was wrongfully performed in breach of the Concession Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Concession Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture of THCOM, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, S[illegible] a 51% joint venture of THCOM, owns 49% of LTC's registered

shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 30 June 2008, LTC has remaining additional investment of approximately US Dollars 182 million.

c) Capital commitments

The Group's capital expenditure contracted but not recognized in the consolidated financial statements *(Company: nil)* is as follows:

	Currency	Consolidated financial statements 30 June 2008	31 December 2007
		(in thousand)	
Related to iPSTAR project	US Dollars	844	844
	Australian Dollars	2	2
Related to GSM 1800 Network	US Dollars	18,785	35,818

d) Legal cases

ITV is a defendant in various legal actions, which were occurred before the revocation of the Concession Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Concession Agreement

1) The progression of the dispute between ITV and the PMO

At present, ITV filed two the statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue concession fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2007 was disclosed in the financial statements for the year ended 31 December 2007.

However, the progression of the statements of claim between ITV and the PMO started from 1 January to 30 June 2008 are as follows:

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favorable of ITV lawsuit cases.

2) The contingent liabilities and the accounting recognision of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter 4/2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, the Central Administrative Court made the order striking out the Black Case No. 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalized.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid concession fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 614 million in the consolidated financial statements.

e) Assessment for income tax in India

The Tax Authority in India ('the said Authority') has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. THCOM did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs 612.1 million (approximately Baht 506 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 77 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 269 million) for AY 1998-99 to 2001-02.

THCOM had received Withholding Tax Certificates ('WTC') from its Customers against the deductions from its payment offset by its refund with interest from Income Tax department for Rs 462.2 million (approximately Baht 382 million). THCOM had also deposited Rs.301 million (approximately Baht 220 million) during the said period.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs 266.1 million (approximately Baht 220 million), payable to the said Authority. Accordingly, THCOM put the deposit as non-current assets in the Balance Sheet.

If THCOM receives favorable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if THCOM can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, THCOM will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but THCOM did not conceal any income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on THCOM.

SHIN CORPORATION

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than US Dollars 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 30 June 2008, the remaining share option was 1.49 million shares. *(As at 31 December 2007: Baht 1.49 million shares).*

g) Legal dispute of THCOM

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a subsidiary of THCOM, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. However on 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations under the agreement were terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT.

h) Concession right payable of Digital Phone Company Limited ("DPC")

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Black Case No. 36/2546 for USD 18 million being the fifth installment.
2) Black Case No. 62/2546 for USD 19 million being the sixth installment; and
3) Black Case No. 55/2549 for USD 87 million being the seventh and eighth installment.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes Black Case No. 62/2003 and 55/2005 that DPC should pay DTAC for the total amount of USD 85 million, which is decreased for an approximately USD 21 million from the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum since the due date until the full payment is made.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

On 30 May 2008, DPC and DTAC have reached an agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrew the Black Case No. 36/2546 on 3 June 2008 whereby DPC has agreed to pay the concession right payable under the Unwind Agreement previously recorded at Baht 4,739 million to DTAC for the amount of Baht 3,000 million and gain of Baht 1,739 million was recognised as other income. Such other income included in the share of net result in the amount of Baht 519 million.

i) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

j) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 30 June 2008 and 31 December 2007 (Company: nil) are as follows:

	Consolidated financial statement	
	30 June 2008	31 December 2007
	(in thousand Baht)	
Not later than 1 year	208,953	184,660
Later than 1 year and not later than 5 years	500,882	346,570
Later than 5 years	192,179	87,020
	902,014	618,250

k) Obligation under "Financing and Project Agreement"

LTC, a joint venture of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Significant event of ADVANC Group

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , ADVANC has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and ADVANC has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated entering into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

13.2 Significant event of ADVANC and DPC

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendmen[illegible]upp[illegible] the Agreement are not legitimately effected according to such Act, what guid[illegible]O[illegible]lement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

On 25 March 2008, ADVANC's submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of ADVANC because ADVANC's management understands that this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Between ADVANC and Hutchison CAT Wireless Multimedia Company Limited ("HUTCH")

On 18 June 2008, HUTCH has withdrew the Black Case No. 1634/2551 which Hutch submitted to Civil Court on 28 March 2008 demanding ADVANC to pay compensation for the wrongful acts amounting to Baht 29,955 million on the ground that ADVANC has impeded the interconnection between HUTCH subscriber and ADVANC subscriber.

On 20 June 2008, ADVANC has withdrew the Black Case No. 2375/2551 which ADVANC has filed a case against HUTCH to Civil Court on 8 May 2008 on the ground of tort for exercising in bad faith and claim for damage in the amount of Baht 45,883 million for filing the case against ADVANC (Black Case No. 1634/2551).

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary of ADVANC, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 12 March 2008, DPC submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and the subsidiary to pay compensation for damage up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialing service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialing from no.005 of the subsidiary, instead of No. 001 of CAT without the prior notification to subscriber until it is making the misunderstand to the subscriber that pressing of the symbol "+" is pressing No.001.

At present, the said case is under the court process. The management believes that the result of the said case shall have no material impact to financial statements of ADVANC. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialing operator. So, ADVANC has not infringed and made damage to CAT.

14 Bank guarantees

As at 30 June 2008, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 622.38 million, USD 43.62 million *(As at 31 December 2007: Baht 571.52 million, USD 44.62 million and AUD 0.03 million)* on a consolidated basis.

15 Dividend paid

On 22 April 2008, the Company's shareholders passed the resolution regarding to the annual and interim dividend payment as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	960
2) Interim dividend	1 January 2008 - 10 April 2008	1.25	4,001
	Total	**1.55**	**4,961**

16 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform with the presentation in the 2008 interim financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
... PUBLIC COMPANY LIMITED

17 Events after the balance sheet date

Interim dividend payment

At the board of directors' meetings of the Company and an associate, passed resolutions to approve the interim dividend payment as follows:

Company	Date of meeting	For the operation result of	Dividend per share *(Baht/share)*	Amount *(in million Baht)*
ADVANC	13 August 2008	1 Jan 2008 - 30 Jun 2008	3.00	8,885.2
SHIN	14 August 2008	11 Apr 2008 -13 Aug 2008	1.15	3,681.2

The Company's interim dividend as mentioned above is an approval based on the interim financial statements - cost method for the period started from 11 April 2008 - 13 August 2008. Such interim financial statements included dividend received from ADVANC in the amount of Baht 3,791 million, according to the board of directors' meeting of ADVANC on 13 August 2008 that approved the dividend paid Baht 3.0 per share.

Reduction in registered capital of DTV Service Company Limited

On 13 August 2008, at the board of directors meeting of THCOM passed a resolution to approve the decrease of registered capital of DTV Service Company Limited by reducing the number of its shares, in order to offset against the remaining deficits.

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Extraordinary General Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved the appropriation of interim dividend of USD 10 million.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

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